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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING



SEC FILE NUMBER: 0-22908



Check one:  X Form 10-K       Form 11-K       Form 20-F
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                    Form 10-Q          Form N-SAR
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                     For Period Ended:   December 31, 1999

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I. - REGISTRANT INFORMATION

A. Full Name of Registrant - Hollywood.com, Inc.

B. Former name if applicable - Big Entertainment, Inc.

C. Address of Principal Office - 2255 Glades Road, Suite 237 West, Boca Raton, Florida 22431.

PART II. - RULES 12b-25(b) AND (c)

     The subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b). The Registrant states the following:

A. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

B. The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date;

C. The accountant's statement or other exhibit required by Rule 12b-25(c)) is not applicable.

PART III. - NARRATIVE

     The Registrant's annual report on Form 10-K could not be filed within the prescribed time period due to the Registrant's consideration of the disclosure requirements relating to the closure of its mall-based retail operations in fiscal 1999, which have delayed the finalization of the Registrant's financial statements.

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PART IV. - OTHER INFORMATION

A. Name and telephone number of person to contact in regard to this notification: W. Robert Shearer, Esq. (561) 998-8000.

B. All other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports have been filed.

C. It is not anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report.

     HOLLYWOOD.COM, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                              By:/s/ Laurie S. Silvers
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                                                 Laurie S. Silvers, Vice
                                                 Chairman of the Board,
                                                 President and Secretary

Date: March 30, 2000


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